August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (716) 842-5376

Robert G. Wilmers
Chief Executive Officer
M & T Bank Corp.
One M&T Plaza
Buffalo, NY 14203

>   **Re: M & T Bank Corp.**
>   **Definitive 14A**
>   **Filed March 5, 2007**
>   **File No. 01-9861**

Dear Mr. Wilmers:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 13

1. Please clarify the nature of your benchmarking activities. If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator companies, please identify the companies that comprise each sub-group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. Revise your disclosure to provide analysis of the Committee determined the compensation awarded to the named executive officers. See Item 402(b)(1) of Regulation S-K. For example, disclose how the Committee determined the size of the annual cash incentive awards given to the named executive officers and discuss how the Committee determined the size of specific equity awards. Provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the Committee determined the specific payout amounts. Although your compensation decisions may be subjective in nature, provide analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element of compensation. Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

3. Revise your disclosure to provide a more focused discussion of the policies governing the allocation of current versus future, and cash versus equity, compensation. From a general standpoint, analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

4. Your disclosure indicates that individual performance is a significant factor that the Committee considers in granting compensation to the named executive officers. Revise your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named

executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Sadler. See Item 402(b)(2)(vii) of Regulation S-K.

5. Revise your disclosure to provide a more complete quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation under the annual incentive plan and 2005 Incentive Compensation Plan. Your revised disclosure should discuss the specific items of company performance for 2006 and 2007 and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).

6. If you did not disclose the performance targets used to determine incentive compensation, or discuss material changes in performance targets for the upcoming year, because you believe that disclosure of these targets is not required because disclosure would result in competitive harm, please provide the staff with your confidentiality analysis. The analysis should address how you determined that the disclosure of the performance targets would cause competitive harm to the company. To the extent that it is appropriate to omit specific targets or performance objectives, provide the disclosure contemplated by Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, provide disclosure that addresses the relationship between historical and future achievement.

7. Clarify whether the Committee has exercised its discretion in granting awards under your compensation plan. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

8. You disclose that Messrs. Sadler and Wilmers requested that the company not provide them with stock option awards. You also state that the Committee determined that both officers had interests that were sufficiently aligned with those of the company and its shareholders. To the extent the amounts realized by

these individuals upon the exercise of stock options in the last fiscal year impacted the compensation policies for these individuals, revise to provide a focused discussion of how the decision not to provide stock options affected the total mix of compensation paid to the officers. In particular, please discuss any changes to the amount of cash compensation or the determination of other benefits that were necessitated by the officers' election. See Item 402(b)(2)(x) of Item 402 of Regulation S-K. Furthermore, if policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

9. Revise your disclosure to describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination of employment were appropriate under your compensation program. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Non-Qualified Deferred Compensation, page 32

10. You provide disclosure relating to the allocation of contributions under the various plans. Please expand your discussion regarding how interest is credited and contributions and earnings are vested. Please refer to paragraph (i)(3)(ii) of Item 402 of Regulation S-K.

Director Compensation, page 37

11. Revise your disclosure to disclose the amount of the fees received by each director that was paid in common stock.

Transactions with Directors and Executive Officers, page 39

12. Please revise your discussion of credit relationships between M&T and your officers and directors to include the full representation required by Instruction 4 to Item 404(a) of Regulation S-K.

13. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Nomination, Compensation and Governance Committee, page 43

14. Please expand your discussion of the functions and activities performed by

Mercer Human Resource Consulting. Your disclosure should more fully address the nature and scope of the consultant's assignment, including its specific contributions and findings with respect to your pay practices and amounts. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel